Filed Pursuant to Rule 424(b)(3)

Registration Number 333-258350

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated August 24, 2021)

Alight, Inc.

This prospectus supplement amends and supplements the prospectus dated August 24, 2021, as supplemented or amended from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-258350). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on November 29, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to: (1) the issuance by us of up to 44,500,000 shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”), that may be issued upon exercise of its warrants to purchase Class A Common Stock at an exercise price of $11.50 per share of Class A Common Stock, including the Public Warrants and the Forward Purchase Warrants (each as defined in the Prospectus); and (2) the offer and sale, from time to time, by the selling holders identified in the Prospectus (the “Selling Holders”), or their permitted transferees, of (i) up to 466,378,526 shares of Class A Common Stock and (ii) up to 10,000,000 Forward Purchase Warrants.

Our Class A Common Stock is listed on The New York Stock Exchange (the “NYSE”) under the symbol “ALIT.” On November 26, 2021, the last sale price of our Class A Common Stock as reported on the NYSE was $10.39 per share and the last reported sales price of our public warrants was $2.90 per warrant.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our Class A Common Stock involves risks. See “Risk Factors” starting on page 16 of the Prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 29, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 29, 2021 (November 26, 2021)

Alight, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39299	86-1849232
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 Overlook Point

Lincolnshire, IL 60069

(Address of principal executive offices, including zip code)

(224) 737-7000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	ALIT	New York Stock Exchange
Warrants to purchase one share of Class A Common Stock	ALIT.WS	New York Stock Exchange

Item 8.01	Other Events.

On November 29, 2021, Alight, Inc. (the “Company”) issued a press release announcing the redemption of all of its outstanding warrants to purchase shares of the Company’s Class A common stock that were issued under the Warrant Agreement, dated as of May 29, 2020, by and between Foley Trasimene Acquisition Corp. (now known as Alight Group, Inc.) (“FTAC”) and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as amended by the Warrant Assumption Agreement, dated as of July 2, 2021, by and between the Company, FTAC and the Warrant Agent. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company on November 26, 2021 is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

None of this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1 or the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit	Description

99.1	Press Release, dated November 29, 2021.

99.2	Notice of Redemption, dated November 26, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alight, Inc.

By:	/s/ Paulette R. Dodson
Name:	Paulette R. Dodson
Title:	General Counsel and Corporate Secretary

Date: November 29, 2021

Exhibit 99.1

Alight Announces Redemption of All Outstanding Warrants

LINCOLNSHIRE, IL – November 29, 2021 (BUSINESS WIRE) – Alight (NYSE: ALIT) (“Alight or the “Company”), a leading cloud-based provider of integrated digital human capital and business solutions, today announced that the Company will redeem all of its outstanding warrants (the “Warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), that were issued under the Warrant Agreement, dated as of May 29, 2020, by and between Foley Trasimene Acquisition Corp. (n/k/a Alight Group, Inc.) (“FTAC”) and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as amended by the Warrant Assumption Agreement, dated as of July 2, 2021 (together, the “Warrant Agreement”), by and between the Company, FTAC and the Warrant Agent, for a redemption price of $0.10 per Warrant (the “Redemption Price”), that remain outstanding at 5:00 p.m. New York City time on December 27, 2021 (the “Redemption Date”).

Redemption Details

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Warrants if the Reference Value (as defined below) equals or exceeds $10.00 per share and, if the Reference Value is less than $18.00 per share, any Private Placement Warrants and Forward Purchase Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants (each as defined in the Warrant Agreement). “Reference Value” means the last reported sales price of the shares of Class A Common Stock for any twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given. This share price performance target has been met. No Private Placement Warrants are outstanding, and the Forward Purchase Warrants are being concurrently called for redemption on the same terms as the outstanding Public Warrants. At the direction of the Company, the Warrant Agent delivered a notice of redemption to each of the registered holders of the outstanding Warrants on November 26, 2021.

In accordance with the Warrant Agreement, upon delivery of the notice of redemption, the Warrants may be exercised either for cash or on a “cashless basis.” Accordingly, holders may continue to exercise Warrants and receive Class A Common Stock in exchange for payment in cash of the $11.50 per warrant exercise price. Alternatively, a holder may surrender Warrants for a certain number of shares of Class A Common Stock (such fraction determined by reference to the Warrant Agreement and described in the notice of redemption) that such holder would have been entitled to receive upon a cash exercise of a Warrant. Holders of Warrants that elect a “make-whole” cashless exercise of the Warrants will receive a number of shares of Class A Common Stock for each Warrant surrendered for exercise to be provided to the holders of Warrants no later than December 13, 2021. The exercise procedures are described in the notice of redemption and the election to purchase included therein. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be delisted, void and no longer exercisable, and the holders will have no rights with respect to those Warrants, except to receive the $0.10 per Warrant.

The number of shares of Class A Common Stock that each exercising Warrant holder will receive by virtue of the make-whole cashless exercise (instead of paying the $11.50 per Warrant cash exercise price) will be calculated in accordance with the terms of the Warrant Agreements with reference to the table set forth in Section 6.2 of the Warrant Agreements based on the fair market value of the shares of Class A Common Stock and length of time to the applicable expiration of the Warrants. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Class A Common Stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Alight understands from the New York Stock Exchange that December 23, 2021, the trading day prior to the Redemption Date, will be the last day on which the Warrants will be traded on the New York Stock Exchange.

None of Alight, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise, whether on a cash or cashless basis, or refrain from exercising any Warrants.

Issuance of the shares of Class A Common Stock underlying the Warrants has been registered by Alight under the Securities Act of 1933, as amended, and is covered by a registration statement filed on Form S-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-258350). Exercise of Warrants held in “street name” should be directed through the broker of the Warrant holder. In addition to the broker, questions may also be directed to Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department, Telephone Number (212) 509-4000.

About Alight Solutions

With an unwavering belief that a company’s success starts with its people, Alight Solutions is a leading cloud-based provider of integrated digital human capital and business solutions. Leveraging proprietary AI and data analytics, Alight optimizes business process as a service (BPaaS) to deliver superior outcomes for employees and employers across a comprehensive portfolio of services. Alight allows employees to enrich their health, wealth and work while enabling global organizations to achieve a high-performance culture. Alight’s 15,000 dedicated colleagues serve more than 30 million employees and family members. Learn how Alight helps organizations of all sizes, including over 70% of the Fortune 100.

For more information, please visit www.alight.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to the expectations regarding the redemption of the Alight’s warrants. In some cases, these forward-looking statements can be identified by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties including, among others, risks related to the level of business activity of our clients, risks related to the impact of the COVID-19 pandemic, including as a result of new strains or variants of the virus, competition in our industry, the performance of our information technology systems and networks, our ability to maintain the security and privacy of confidential and proprietary information and changes in regulation. Additional factors that could cause Alight’s results to differ materially from those described in the forward-looking statements can be found under the section entitled “Risk Factors” of Alight’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2021 pursuant to Rule 424(b)(3) under the Securities Act, as such factors may be updated from time to time in Alight’s filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release and in Alight’s filings with the SEC. Alight undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Contacts

Investors:

Alight Investor Relations

investor.relations@alight.com

Media:

MacKenzie Lucas

mackenzie.lucas@alight.com

Exhibit 99.2

November 26, 2021

NOTICE OF REDEMPTION OF WARRANTS

(CUSIP 01626W119)

Dear Warrant Holder,

Alight, Inc. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on December 27, 2021 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Warrants”) to purchase shares of the Company’s Class A common stock, $0.0001 par value per share (the “Common Stock”) for a redemption price of $0.10 per Warrant (the “Redemption Price”), that were issued under the Warrant Agreement, dated as of May 29, 2020, by and between Foley Trasimene Acquisition Corp. (n/k/a Alight Group, Inc.) (“FTAC”) and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as amended by the Warrant Assumption Agreement, dated as of July 2, 2021 (together, the “Warrant Agreement”), by and between the Company, FTAC and the Warrant Agent. As described in further detail below, following delivery of this notice of redemption, all Warrants may be exercised either for cash, or on a cashless basis, as further described below. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.”

The Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbol “ALIT WS” and the Common Stock is listed on the NYSE under the symbol “ALIT.” On November 24, 2021, the last reported sale price of the Warrants was $2.90 and the last reported sale price of the Common Stock was $10.48.

We understand from the NYSE that December 23, 2021, the trading day prior to the Redemption Date, will be the last day on which the Warrants will be traded on the NYSE.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Warrants will have no rights with respect to those warrants, except to receive the Redemption Price. We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Warrants. Note that the act of exercising is VOLUNTARY, meaning holders must instruct their broker to submit the Warrants for exercise.

The Company is exercising this right to redeem the Warrants pursuant to Section 6 of the Warrant Agreement. Pursuant to Section 6.2 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Warrants if the Reference Value (as defined below) equals or exceeds $10.00 per share and, if the Reference Value is less than $18.00 per share, any Private Placement Warrants and Forward Purchase Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants (each as defined in the Warrant Agreement). “Reference Value” means the last reported sales price of the shares of Class A common stock for any twenty

(20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given. The Reference Value exceeded $10.00 per share during each of the twenty (20) trading days within the thirty (30) trading-day period ending on November 22, 2021, which was the third trading day prior to the date on which notice of the redemption is given, and did not exceed $18.00 during any of the twenty (20) trading days during such period. No Private Placement Warrants are outstanding, and the Forward Purchase Warrants are being concurrently called for redemption on the same terms as the outstanding Public Warrants pursuant to this notice.

EXERCISE PROCEDURES

Warrant holders have until immediately prior to 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants to purchase shares of Common Stock. Warrants may be exercised for cash at the Cash Exercise Price (as defined below) pursuant to Section 3.3.1(a) of the Warrant Agreement, or pursuant to the make-whole exercise provisions pursuant to Sections 3.3.1(c) and 6.2 of the Warrant Agreement (each, a “Make-Whole Exercise”) or as otherwise described for certain holders on a “cashless” basis.

Cash Exercise: Subject to the terms below and prior to the delivery of this notice of redemption, a Warrant entitles the holder thereof to purchase one share of Common Stock at a cash price of $11.50 per Warrant exercised (the “Cash Exercise Price”). Payment of the Cash Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Cashless Exercise: If exercising on a “cashless basis” as a Make-Whole Exercise, a holder exercising a Warrant will surrender Warrants for a certain number of shares of Common Stock as determined in the Warrant Agreement. Accordingly, by virtue of the cashless Make-Whole Exercise of the Warrants, exercising warrant holders will receive a number of shares of Common Stock for each Warrant surrendered for exercise to be provided no later than December 13, 2021.

The number of shares that each exercising warrant holder will receive by virtue of the Make-Whole Exercise will be calculated in accordance with the provisions of Section 6.2 of the Warrant Agreement as set forth in the Election to Purchase (a form of which is attached as Annex A hereto) (the “Election to Purchase”). If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares of Common Stock the holder will be entitled to receive will be rounded down to the nearest whole number of shares of Common Stock.

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants since the process to exercise is VOLUNTARY.

Persons who are holders of record of their Warrants may exercise their Warrants by sending a fully and properly completed Election to Purchase, duly executed and indicating, among of things, the number of Warrants being exercised to:

2

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

Telephone: (212) 509-4000

The method of delivery of the Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The fully and properly completed Election to Purchase and, if the applicable Warrants are exercised for cash, payment in full of the Cash Exercise Price, must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Purchase before such time will result in such holder’s Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Warrants who hold their Warrants in “street name,” provided that a Notice of Guaranteed Delivery is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date, broker-dealers shall have two NYSE trading days from the Redemption Date, or 5:00 p.m. New York City time on December 27, 2021, to deliver the Warrants to the Warrant Agent. Any such Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed will be deemed to have been delivered for redemption (at the Redemption Price of $0.10 per Warrant), and not for exercise.

PROSPECTUS

A prospectus (and the supplements thereto) covering the Common Stock issuable upon the exercise of the Warrants is included in a registration statement filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-258350) (the “SEC”). The SEC also maintains an Internet website that contains a copy of this prospectus (and the supplements thereto). The address of this site is www.sec.gov. Alternatively, to obtain a copy of the prospectus (and the supplements thereto), please visit our website at https://alight.com/.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Warrants.

Any questions you may have about redemption and exercising your Warrants may be directed to the Warrant Agent, Continental Stock Transfer & Trust, at its address and telephone number set forth above.

3

Sincerely,

ALIGHT, INC.

/s/ Katie Rooney
Katie Rooney
Chief Financial Officer

ANNEX A

ALIGHT, INC.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The Warrants to purchase shares of Common Stock were called for redemption by the Company in the Notice of Redemption dated November 26, 2021 (the “Redemption Notice”) pursuant to Section 6.2 of the Warrant Agreement. Pursuant to the terms of the Warrant Agreement, each whole Warrant is exercisable for one fully paid and non-assessable share of Common Stock. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the redemption date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Redemption Notice.

The undersigned is the holder of                                      Warrants of the Company and hereby irrevocably elects to exercise the right to receive the number of shares of Common Stock as set forth below and herewith tenders payment for such shares of Common Stock, to the order of the Company, in accordance with the terms of the Warrant Agreement, pursuant to (choose one of the following):

CHECK ONE BOX BELOW AND COMPLETE THE CORRESPONDING PARAGRAPH:

Cash Exercise

☐ Section 3.3.1(a): in lawful money of the United States, in good certified check or good bank draft payable to the Warrant Agent or by wire transfer of immediately available funds in the amount calculated as follows:

a.                                  is the number of shares of Common Stock underlying the Warrants the undersigned is exercising pursuant to Section 3.3.1(a).

b. $                                 is the aggregate Cash Exercise Price representing the product of the number of shares underlying the Warrants being exercised pursuant to Section 3.3.1(a) as represented above in “a.” multiplied by the $11.50 per share Cash Exercise Price.

Cashless Exercise (all Warrants)

☐ Section 3.3.1(c) of the Warrant Agreement as a “Make-Whole Exercise” on a “cashless basis” calculated as follows:

c.                                  is the number of shares of Common Stock underlying the Warrants the undersigned is exercising pursuant to Section 3.3.1(c) of the Warrant Agreement.

d. 55 is the number of months from the Redemption Date to the expiration date of the Warrants.

e. The “Fair Market Value,” as calculated pursuant to Sections 3.3.1 and 6.2 of the Warrant Agreement, is the volume weighted average price of the shares of Common Stock for the ten (10) trading days immediately following November 26, 2021, which is the date on which this Redemption Notice is being sent to the holders of Warrants. No later than December 13, 2021, which is one (1) Business Day after the ten (10) trading day period described above ends, the Company will provide the holders of Warrants with (a) the Fair Market Value and (b) the ratio obtained using the Fair Market Value and the value obtained in “d.” by reference to the table set forth in Section 6.2 of the Warrant Agreement.

[Signature Page Follows]

(Date of Exercise)

(Name of Investor)

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17Ad-15 (OR ANY SUCCESSOR RULE)) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.